Sit Investment Associates

Mutual Funds Newsletter

Winter 2017

Understanding Capital Gain Distributions

Capital gain distributions from mutual funds can be a source of confusion for investors due to the mechanics of the process as well as the potential tax impact. Understanding and assessing this distribution process will help alleviate confusion and potentially lower the tax bill for some investors.

The origin of capital gain distributions for funds is similar to that for individual investors. Whenever an investor sells a stock, bond or other asset, a capital gain or loss is generated. Likewise, when a fund manager sells securities within a fund during the year there will be capital gains or losses incurred. Other activity, such as corporate mergers or acquisitions related to fund holdings may also produce capital gains. If the net result of all transactions and activity within a fund during the year is a gain, then a fund is generally required to distribute the amount of that gain to its shareholders (net losses may be used to offset gains in future years).

Capital gain distributions can be confusing as a result of two entirely different interpretations. First, a declaration of a "gain" or receipt of proceeds from a distribution might cause shareholders to conclude that they are receiving something extra. However, this type of a capital gain distribution is merely an accounting function and does not change the total value of the investment. As an example, consider the following assumptions:

- Shareholder owns 1,000 shares of Fund ABC
- $11 price per share
- $1 per share capital gain distribution
- No change in value for the security holdings within Fund ABC

Prior to the distribution, the shareholder has $11,000 in assets within Fund ABC (1,000 shares at $11/share). When the distribution occurs, Fund ABC will drop in price by the $1 distribution amount per share to $10. The shareholder will receive $1,000 and, if the shareholder has directed, reinvest it by purchasing 100 more shares at $10 each. After the distribution, the shareholder will own 1,100 shares at $10 per share ($11,000). Alternatively, if shareholders' take the distribution in cash instead, they would own 1,000 shares at $10 plus $1,000 in cash for a total of $11,000 so there is no "aggregate" or change in total assets in either case.

In contrast to the first "gain" distribution described, a fund price drop of $1 per share on the payout date (as in the example) may cause unnecessary concern for shareholders who closely track the fund's price if they are unaware of the distribution amount and payout date.

Capital gain distributions can impact taxes for the present tax year as well as a future year. If the fund is not owned within a retirement account, these distributions are taxable whether they are reinvested or taken as cash. The payout may consist of either short-term or long-term gains or both, and are subject to ordinary income rates and/or capital gains tax rates. The amount of reinvested gains must be added to the cost basis. In the example, $1,000 would need to be added to the shareholder's cost basis. If that step is missed, then the shareholder would pay taxes again on that same amount when the investment is sold.

The timing of capital gain distributions can vary among fund companies, and may be paid out over the course of the year with several distributions or on one distribution date. The Sit Funds distribute gains, if any, in December. Knowing the timing of capital gain payouts can assist shareholders with tax planning and help avoid confusion over a distribution-related price change.

Call an investor services representative at 800-332-5580 for estimates, payout dates or general questions regarding capital gain distributions for the Sit Mutual Funds.

Election Impacts Financial Markets

Equity markets responded to Donald Trump's presidential win and Congressional Republican majorities with an initial rally in anticipation of improving economic growth based on the new administration's agenda of corporate tax reform, personal income tax reductions, repatriation of cash from abroad, regulatory reform, and increased infrastructure and defense spending. Despite possible challenges and delays to policy implementation, we believe the prospects for growth are improved, but some risks associated with these initiatives could cause markets to experience volatility.

Economists and analysts endeavor to gauge the economic benefit of the president's initiatives, but there is little historical precedent to model these potential once-in-a-generation changes – bringing unique challenges if the pro-growth proposals are enacted simultaneously. It is difficult to anticipate the extent of the impacts of improved consumer confidence and a much-needed uptick in bank lending and business formation in combination with an improved backdrop for small business – the lifeblood of our entrepreneurial economy.

However, as experienced investors are aware, there is rarely a "free lunch" in investing. Higher inflation and interest rates are likely byproducts of faster economic growth. As the economy inches closer to full employment, faster growth may spark a strong uptick in wages and other inflationary pressures. In addition, the U.S. dollar could continue to appreciate as U.S. economic growth prospects diverge from the rest of the world – bringing negative implications for U.S. multinational earnings, U.S. manufacturers, and many emerging economies struggling with elevated levels of U.S. dollar denominated debt. President Trump's dissatisfaction with U.S. trade policy and punitive trade actions against China and/or Mexico could spark a broader trade war that could serve to offset pro-growth initiatives.

Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and Chief Investment Officer*



We believe the stage is set for improving economic growth in the U.S. Recent upticks in consumer and business confidence will support economic growth in the short term, and policy initiatives, which are expected to take hold later in 2017 and into 2018, will boost the economy further. However, potential post-election derivative impacts of a stronger U.S. dollar, higher interest rates and increased policy uncertainty could also weigh on U.S. GDP growth.

President Trump and House Republicans have proposed tax reform plans to reduce the 35% federal corporate tax rate to 15% – 20%, which includes a repeal of net interest deductibility and the implementation of a controversial, and potentially onerous, destination-based (border-adjusted) tax that places a heavy penalty on import-oriented sectors, such as retailing that could lead to considerable inflationary pressures in the intermediate term. Key beneficiaries of the tax reform proposals include domestic-centric companies that have a high tax burden and low debt levels as well as multinational companies with considerable amounts of undistributed foreign earnings. Tax code changes are not expected to become effective until 2018.

It is estimated that U.S. multinationals hold roughly $2.6 trillion in undistributed foreign earnings. President Trump has proposed a one-time tax rate of 10% on repatriated profits held offshore in the hope that U.S. multinationals would use a portion of those cash holdings to retool and expand domestic operations – perhaps leading to a manufacturing renaissance in the U.S. Combined with proposed tax reform, protectionism and deregulation, these measures could bode well for a resurgence in U.S. manufacturing and capital investment.

Other policy initiatives include the reduction of burdensome business regulations, lifting restrictions on the extraction of domestic fossil fuels, and repealing/modifying the Affordable Care Act and Dodd-Frank. Over-regulations has undoubtedly contributed to the decline in the number of jobs created over the last two decades. Offsetting the Federal Reserve's accommodative monetary policy wind-down are President Trump's proposed increases in infrastructure and defense spending to further stimulate GDP.

We expect consumer spending to remain the linchpin of GDP growth due to upward momentum in wages, favorable credit conditions, and buoyant confidence. Discretionary income will also get a boost from proposed individual income tax cuts. Although interest rates are low by historical norms, higher inflation could dampen spending on housing and autos in particular.

We expect growth in Europe to remain at subdued rates, with a challenged banking system and politics posing risks to in fragile backdrop. A weaker euro, a diminishing fiscal drag, and continued easy monetary policy should provide support for modest growth. Political risks and growing populism will continue in 2017. The U.K. will likely initiate the complex and economically-risky process of extracting itself from the EU, which make's the UK's economic outlook less certain.

The EU has seen an uptick in manufacturing and the strengthening U.S. dollar, relative to the euro, should provide a much-needed tailwind for Europe. The European Central Bank recently announced that it would maintain its highly accommodative stance, but reduce purchases under its asset purchase program.

Japan continues to struggle to stimulate growth while contending with a rapidly aging population, towering public debt load and a rigid labor market. Pro-growth reforms have made limited progress in creating conditions for sustained growth, and the Bank of Japan appears, in some ways, to have reached the limits of monetary easing. The reversal of the yen strength and modest improvement in external demand seem to have bought much-needed time for the economy.

The Chinese economy stabilized in 2016 and was slightly better than expected, but the powerful U.S. dollar rally that followed President Trump's victory and the U.S. Federal Reserve's December rate hike are bringing new challenges for China (the Renminbi depreciated -7% against the U.S. dollar in 2016). Potential future rate hikes in the U.S. could add more downward pressure on the Renminbi. With rising depreciation expectations, capital outflow pressure continues building in China. China is still a largely capital-controlled country with a managed currency, which is a concern, but we don't expect capital outflows to get out of control. Positive factors include a largely stable economy, continued current account surplus and limited foreign debt exposure.

Fixed Income

Renewed economic optimism following the November election and an increase in the Fed Funds rate drove taxable bond spreads tighter and interest rates dramatically higher in the fourth quarter of 2016. Primarily driven by increased inflation expectations, the yield curve steepened as yields rose more in longer maturities than in shorter maturities – offsetting the lower rate movements experienced before the presidential election. Despite the increase in interest rates, all taxable sectors posted positive returns for the year. Corporate bonds, driven by increased demand from both foreign and domestic investors, was the best performing sector, with lower quality bonds outperforming. Treasuries were the worst performing sector, primarily due to longer duration.

The tax-exempt municipal bond yield curve rose during the fourth quarter – the majority of movement occurring in the month of November. Yields modestly declined in December for intermediate and longer dated maturities. One-year AAA general obligation maturities rose 19 basis points for the quarter, while the 30-year yield increased 74 basis points. While all investment grade municipal bond index returns were negative in 4Q2016, shorter duration and higher credit quality performed better on a relative basis. Duration had a more meaningful impact on performance during the quarter than a given investment grade credit rating or sector allocation. Tax-exempt municipal bond issuance in 2016 was up roughly 12% over 2015 and totaled nearly $445 billion, including $220 billion of refunding debt.

The Fed Funds rate is likely to increase in 2017, creating upward pressure on yields, which we expect to continue

through the first quarter and likely beyond. Combined with political uncertainty, trading volatility is likely to continue in 2017.

Equities

The S&P 500® Index generated a total return of +3.8% in the fourth quarter of 2016 and +12.0% for the full year. The first half of the year was dominated by dividend-yielding bond proxies, while smaller-cap, pro-cyclical stocks outperformed much of the second half as investor preference alternated between defensive and offensive strategies. On the heels of the "Trump trade," financials, energy and industrial sectors were the larger S&P 500® Index outperformers. Earnings projections for policy initiatives winners and losers will continue to be adjusted as more policy details become available, but the benefit of tax reform alone could boost S&P 500 earnings by +10% to 15%.

Driven by improvements in corporate earnings and various policy initiatives, 2017 has the potential to be another reasonable year for the U.S. stock market, but progress and delays in Washington, along with global macroeconomic conditions, will likely create volatility along the way. Increased market volatility, lower stock correlations, and other late-cycle dynamics bode well for the relative outperformance of both growth and active strategies going forward. In general, while the investment landscape is more positive, the range of outcomes ("tail risks") has increased as well.

The MSCI Europe Index generated a total return of +0.2% in 2016 as the U.S. dollar strengthened against key European currencies. Valuation is generally in line-to-slightly-above long-term averages, but earnings still remain depressed for a number of sectors. We believe the performance of European equities will remain choppy in response to both political and global macroeconomic events.

Japanese equities performed well to finish the 2016, as the yen depreciated and global growth prospects improved. Outflows from Japanese equities have also abated and valuations remain cheap relative to other global equity markets, but concerns persist about the economy's long-term growth prospects.

Only a mild slowdown in China's economy is expected in 2017, but capital outflow concerns are likely to linger. Potential rising trade tensions with the U.S. administration may also limit near-term upside.

Seasonal Mailing Address

Shareholders who temporarily relocate to a second home can add a "seasonal address" to their account to help ensure continuous, year-round delivery of all mailings from Sit Mutual Funds. This option allows shareholders to specify the effective date range in advance so that accounts will automatically switch between the primary mailing address and seasonal address on those dates

If you currently have the USPS forward your mail from your primary residence to your temporary residence, please note that the postal service does not forward some mail, including checks and tax forms. To ensure uninterrupted delivery of all of your mail from Sit Mutual Funds, please complete the Change of Account Information Form to add a seasonal address to your account. The form is available at www.sitfunds.com or by calling an investor services representative at 800-332-5580.

2017 Investment Seminar Schedule

Sit Mutual Funds offers three new investment seminar options in 2017 for shareholders and other interested investors. Each seminar is scheduled at two different locations and times for your convenience. A breakfast will be served at the morning sessions and lunch at the afternoon sessions. If you are interested in attending one or more of the seminars, please contact Steve Benjamin at 612-359-2554 or spb@sitinvest.com. Reservations are required and seating is limited, so please reserve your place soon.

Seminar Locations:

Breakfast: 7:30 a.m. to 8:30 a.m. - Edina Country Club, 5100 Wooddale Avenue, Edina, MN 55424

Lunch: Noon to 1:00 p.m. - IDS Tower 3rd Floor Conference Room, 80 S. 8th Street, Minneapolis, MN 55402

Investing and Your Brain **February 28, 2017**	**Learn steps you can take to become an unflappable, better investor in an uncertain world.**
Myths and Realities of Investing, Taxes and Retirement **March 28, 2017**	**Learn how to separate fact from fiction and learn steps you can take to strengthen your financial future.**
Protection from Financial Abuse and Identity Theft **April 25, 2017**	**Learn about the latest scams and the steps you can take to protect yourself and your loved ones.**

Make and Keep a Financial Resolution This Year

Many Americans make New Year's resolutions. Frequently, a number of these have to do with losing weight, exercising more, or getting organized. But many people have no intention of keeping them. They see their resolutions as something to talk about and maybe hope for, but don't really believe they can actually accomplish them. It doesn't have to be this way.

Although it's February, it's not too late to take a few moments to think about what you'd like to achieve financially in 2017. Whether your desire is to spend less or save more, here are a few suggestions on how to succeed:

Start small and be specific

If your goal is large and vague, chances are that somewhere along the line, you'll lose the desire to achieve it and give up. Start with a modest goal, be specific and remember that Rome wasn't built in a day.

Build in rewards

Let's face it, achieving a financial goal requires persistence. So at certain milestones along the way, you might build in a small reward. For example, after you've saved $1,000 toward your $3,000 savings goal, you might treat yourself to a dinner at a favorite restaurant.

Be positive and stay focused

Above all, maintain a positive attitude and revisit your financial goal each week. This should increase your odds for success.

Note: Social Security Statements

Recently, the Social Security Administration said that statements will no longer be mailed to most Americans. In a cost-saving move, they said that Estimated Benefit Statements will only be mailed to people age 60 and over who aren't receiving benefits and who haven't set up an online "My Social Security Account" on their website.

To set up your account and view your statement, visit www.ssa.gov. At the top of the main page, click on "Sign In/Up" and follow the directions from there.

IRS Strengthens Security

Over the past couple of years, the IRS has worked to improve identity theft protections for individual taxpayers by establishing certain processing filters. Their efforts are paying off. For example, the number of people who filed complaints with the IRS saying they were victims of identity theft fell about 50% in 2016. In addition, the IRS reports a nearly 50% drop in the number of false returns that made it into their tax processing systems. As a result, the amount of fraudulent refunds fell to $239 million in 2016 from a whopping $829 million in 2015.

"We've made remarkable progress in our efforts to protect taxpayers following the unprecedented coordination with the states, the tax industry and the financial sector," IRS Commissioner John Koskinen said recently. "Working together, this coalition has expanded its activities in many different areas, and we are focused on strengthening our systems and processes even more for the upcoming tax season."

Do You Know Who Your Beneficiary Is?

Unfortunately, it is not uncommon to find individuals fighting in court over who the intended beneficiary was to be on an investment account. If you're not sure who your account beneficiary is, please give us a call. If you'd like, we'd be happy to mail you a form so that you can change your account beneficiary.

2016 Tax Information

Completed Federal Form	Information	Recipients in Tax Year 2016	Date Mailed to Shareholders
1099-DIV	Reports ordinary and qualified dividends and short- and long-term capital gain distributions for taxable accounts. Tax-exempt income is also reported.	While all the Sit Mutual Funds distributed dividend income and/or capital gains in 2016, shareholders will receive this tax form only if they were fund owners at the time the dividend income or capital gains were distributed.	Mailed by February 15, 2017
1099-B	Reports exchange and redemption activity in non-IRA accounts.	Shareholders who made transactions in any Sit Mutual Fund. IRA and retirement plan account activity is not included.	Mailed by February 15, 2017
1099-R	Reports withdrawals from retirement plan accounts and IRAs, including distributions, direct rollovers, conversions, recharacterizations and excess contributions. Also includes federal and state tax withholding, if any.	Shareholders who made account transactions, as described in box to the immediate left, in their IRA and retirement plan accounts.	Mailed in mid-January 2017
5498	Reports annual, rollover and conversion contributions and recharacterizations for Traditional, Roth, SEP and SIMPLE IRA accounts. Also includes the December 31st fair market value.	Shareholders who made account transactions, as described in box to the immediate left, in their IRA account.	Mailed by May 31, 2017

Sit Dividend Growth Fund

As of December 31, 2016

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**2.95**	**10.73**	**7.66**	**12.67**	**8.10**	**9.16**	**1.63**
S&P 500® Index	3.82	11.96	8.87	14.66	6.95	7.73	
Class S Shares	**2.95**	**10.49**	**7.38**	**12.40**	**7.83**	**8.32**	**1.37**
S&P 500 Index	3.82	11.96	8.87	14.66	6.95	7.49	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	3.4
Verizon Communications, Inc.	2.9
Johnson & Johnson	2.5
JPMorgan Chase & Co.	2.3
Intel Corp.	2.0
Home Depot, Inc.	2.0
Broadcom, Ltd.	2.0
Apple, Inc.	1.9
UnitedHealth Group, Inc.	1.7
Pfizer, Inc.	1.7
Total	22.5

PORTFOLIO SECTOR ALLOCATION (%)

Finance	18.7
Health Technology	12.0
Producer Manufacturing	8.9
Electronic Technology	8.7
Consumer Non-Durables	8.0
Technology Services	5.3
Process Industries	5.1
Utilities	5.1
Sectors Less Than 5.0%	27.5
Cash and Other Net Assets	0.7

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$927.3
S Share Assets (Millions):	$67.4
Number of Holdings:	86
Wtd. Avg. Market Cap (Billions):	$111.7
Median Market Cap (Billions):	$49.0
Turnover Rate:	32.1 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 27 years
Michael J. Stellmacher, CFA, 25 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of December 31, 2016

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 27 years
Robert W. Sit, CFA, 25 years
Michael T. Manns, 29 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.25%	1.50%

FUND PERFORMANCE (%)

	Annualized Returns			
	3 Month	1 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**7.34**	**20.59**	**12.74**	**1.06**
Class S Shares	**7.31**	**20.31**	**12.26**	**0.81**
Russell 2000® Index	8.83	21.31	11.16	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
East West Bancorp, Inc.	1.9	Power Integrations, Inc.	1.5
MKS Instruments, Inc.	1.7	Monolithic Power Systems, Inc.	1.5
Thor Industries, Inc.	1.7	Booz Allen Hamilton Holding Corp.	1.5
DST Systems, Inc.	1.5	Legg Mason, Inc.	1.4
Deluxe Corp.	1.5	HealthSouth Corp.	1.4
		Total	15.6

PORTFOLIO SECTOR ALLOCATION (%)

Finance	24.1
Consumer Services	9.0
Process Industries	7.3
Producer Manufacturing	7.2
Consumer Durables	6.1
Commercial Services	5.3
Consumer Non-Durables	5.2
Electronic Technology	4.7
Sectors Less Than 4.0%	24.8
Cash and Other Net Assets	6.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$10.5
S Share Assets (Millions):	$3.0
Number of Holdings:	104
Wtd. Avg. Market Cap (Billions):	$3.9
Median Market Cap (Billions):	$3.2
Turnover Rate:	6.6 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of December 31, 2016

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**0.52**	**4.96**	**2.65**	**8.38**	**8.22**	**1.74**
Class S Shares	**0.40**	**4.71**	**2.38**	**8.11**	**7.95**	**1.49**
MSCI World Index	1.86	7.51	3.80	10.41	7.10	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	22.5
Health Technology	11.7
Producer Manufacturing	9.1
Consumer Non-Durables	8.1
Electronic Technology	6.3
Technology Services	5.4
Communications	5.0
Process Industries	4.9
Sectors Less Than 4.5%	24.7
Cash and Other Net Assets	2.3

PORTFOLIO COUNTRY ALLOCATION (%)

United States	58.5
Switzerland	6.8
Netherlands	5.0
United Kingdom	4.6
Germany	3.6
Ireland	3.1
France	3.0
Japan	2.6
6 Countries Less Than 2.6%	10.5
Cash and Other Assets	2.3

TOP TEN HOLDINGS

Company Name	% of Net Assets
Verizon Communications, Inc.	3.0
Medtronic, PLC	3.0
Roche Holding AG	2.9
Microsoft Corp.	2.8
Pfizer, Inc.	2.5
BCE, Inc.	2.2
Nestle SA	2.2
JPMorgan Chase & Co.	2.2
Apple, Inc.	2.1
Iberdrola SA	2.0
Total	14.1

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$22.7
S Share Assets (Millions):	$3.1
Number of Holdings:	68
Wtd. Avg. Market Cap (Billions):	$115.4
Median Market Cap (Billions):	$58.1
Turnover Rate:	14.6 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Roger J. Sit, 26 years
- Kent L. Johnson, CFA, 27 years
- Raymond E. Sit, 24 years
- Michael J. Stellmacher, CFA, 25 years
- Tasha M. Murdoff, 21 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Index consists of the following 24 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States (as of 12/31/12). It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of December 31, 2016

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Bryce A. Doty, CFA, 26 years
Ronald D. Sit, CFA, 32 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**0.21**	**4.60**	**5.30**	**8.72**	**5.48**	**6.71**
S&P 500® Index	3.82	11.96	8.87	14.66	6.95	9.17
Bloomberg Barclays Aggregate Bond Index	-2.98	2.65	3.03	2.23	4.34	5.38

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Alphabet, Inc.	2.2
Apple, Inc.	2.0
Visa, Inc.	2.0
Microsoft Corp.	1.9
JPMorgan Chase & Co.	1.6

Bonds

Company Name	% of Net Assets
U.S. Treasury Note, 1.75%, 3/31/22	1.2
U.S. Treasury Strips, 2.59%, 5/15/44	0.9
FHLMC, 5.00%, 10/1/43	0.7
BlackRock Income Trust	0.6
Invista Finance, LLC, 4.25%, 10/15/19	0.6

PORTFOLIO ALLOCATION (%)

Stocks	63.3
Bonds	34.2
Cash and Other Net Assets	2.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$24.6
Number of Holdings:	252

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

Sit ESG Growth Fund

As of December 31, 2016

FUND PERFORMANCE (%)

	3 Month	6 Month	Since Inception
Class I Shares	**0.40**	**2.01**	**2.01**
Class S Shares	**0.38**	**1.88**	**1.88**
MSCI World Index	1.86	6.81	6.81

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Johnson & Johnson	2.7	Ingersoll-Rand, PLC	2.3
Pfizer, Inc.	2.6	ING Groep NV, ADR	2.2
Iberdrola SA, ADR	2.4	Occidental Petroleum Corp.	2.2
Delta Air Lines, Inc.	2.4	Marriott International, Inc.	2.2
Verizon Communications, Inc.	2.3	Goldman Sachs Group, Inc.	2.2
		Total	23.5

PORTFOLIO SECTOR ALLOCATION (%)

Finance	18.1
Consumer Non-Durables	13.9
Health Technology	11.0
Technology Services	8.3
Producer Manufacturing	7.8
Consumer Services	7.6
Communications	4.3
Energy Minerals	4.2
Sectors Less Than 4.2%	22.8
Cash and Other Net Assets	2.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$2.1
Number of Holdings:	59
Wtd. Avg. Market Cap (Billions):	$105.8
Median Market Cap (Billions):	$66.7
Turnover Rate:	11.9 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
David A. Brown, 21 years
Kent L. Johnson, CFA, 27 years
Michael T. Manns, 29 years
Tasha M. Murdoff, 21 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of December 31, 2016

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Ronald D. Sit, CFA, 32 years
Michael J. Stellmacher, CFA, 25 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**0.75**	**4.36**	**6.55**	**12.24**	**6.59**	**9.73**
Russell 1000® Growth Index	1.01	7.08	8.55	14.50	8.33	10.87

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Alphabet, Inc.	6.9	PepsiCo, Inc.	2.5
Apple, Inc.	5.2	Adobe Systems, Inc.	2.4
Microsoft Corp.	3.9	Broadcom, Ltd.	2.4
Facebook, Inc.	2.9	Home Depot, Inc.	2.2
Visa, Inc.	2.8	Verizon Communications, Inc.	2.2
		Total	33.3

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	22.4
Electronic Technology	11.8
Health Technology	11.7
Consumer Services	8.9
Retail Trade	7.1
Consumer Non-Durables	6.6
Producer Manufacturing	6.6
Finance	6.3
Sectors Less Than 5.0%	18.1
Cash and Other Net Assets	0.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$111.9
Number of Holdings:	77
Wtd. Avg. Market Cap (Billions):	151.3
Median Market Cap (Billions):	61.7
Turnover Rate:	7.8 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of December 31, 2016

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**1.49**	**3.10**	**2.24**	**11.04**	**5.85**	**11.32**
Russell Midcap® Growth Index	0.46	7.33	6.23	13.51	7.83	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ulta Salon Cosmetics & Fragrance, Inc.	3.2	Alaska Air Group, Inc.	2.4
TJX Cos., Inc.	2.9	Ultimate Software Group, Inc.	2.3
Broadcom, Ltd.	2.8	Applied Materials, Inc.	2.2
Ecolab, Inc.	2.6	priceline.com, Inc.	2.2
Waste Connections, Inc.	2.5	Cardtronics, PLC	2.1
		Total	25.3

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	14.2
Electronic Technology	10.7
Finance	9.3
Health Technology	8.6
Producer Manufacturing	7.4
Retail Trade	7.1
Consumer Services	6.9
Commercial Services	5.4
Sectors Less Than 5.4%	26.0
Cash and Other Net Assets	4.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$142.0
Number of Holdings:	79
Wtd. Avg. Market Cap (Billions):	$20.3
Median Market Cap (Billions):	$10.4
Turnover Rate:	12.5 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 27 years
Robert W. Sit, CFA, 25 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of December 31, 2016

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 27 years
Robert W. Sit, CFA, 25 years
Michael J. Stellmacher, CFA, 25 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**4.98**	**3.56**	**0.75**	**9.68**	**6.30**	**9.98**
Russell 2000® Growth Index	3.57	11.32	5.05	13.74	7.76	7.76

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ultimate Software Group, Inc.	2.4	Scotts Miracle-Gro Co.	2.0
Waste Connections, Inc.	2.3	Aspen Technology, Inc.	2.0
Ulta Salon Cosmetics & Fragrance, Inc.	2.1	Cardtronics, PLC	1.9
First Republic Bank/CA	2.0	Dunkin' Brands Group, Inc.	1.9
Skyworks Solutions, Inc.	2.0	EMCOR Group, Inc.	1.9
		Total	20.5

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	13.7
Health Technology	10.7
Producer Manufacturing	10.0
Electronic Technology	9.5
Finance	8.9
Consumer Services	7.7
Consumer Durables	7.5
Commercial Services	7.1
Sectors Less Than 5.0%	24.1
Cash and Other Net Assets	0.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$86.5
Number of Holdings:	97
Wtd. Avg. Market Cap (Billions):	$6.6
Median Market Cap (Billions):	$3.8
Turnover Rate:	14.8 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of December 31, 2016

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**-6.41**	**-6.66**	**-3.39**	**4.72**	**0.03**	**3.48**
MSCI EAFE Index	-0.71	1.00	-1.60	6.53	0.75	4.93

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	17.4
Consumer Non-Durables	16.4
Health Technology	10.2
Technology Services	7.3
Electronic Technology	6.5
Process Industries	6.4
Producer Manufacturing	5.9
Commercial Services	5.6
Sectors Less Than 5.0%	22.1
Cash and Other Net Assets	2.2

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	23.2
Japan	12.2
France	9.7
Netherlands	9.6
Switzerland	8.0
China/Hong Kong	6.5
Germany	5.5
Canada	5.3
8 Countries Less Than 5.3%	17.8
Cash and Other Assets	2.2

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	2.7
ING Groep NV	2.5
Astellas Pharma, Inc.	2.4
Iberdrola SA	2.2
Siemens AG	2.1
DS Smith, PLC	2.1
RELX NV	2.1
Reckitt Benckiser Group, PLC	2.0
Diageo, PLC, ADR	2.0
British American Tobacco, PLC	2.0
Total	22.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$19.6
Number of Holdings:	73
Wtd. Avg. Market Cap (Billions):	$58.9
Median Market Cap (Billions):	$30.3
Turnover Rate:	21.9 %

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years

Tasha M. Murdoff, 21 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

Sit Developing Markets Growth Fund

As of December 31, 2016

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Raymond E. Sit, 24 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**-6.56**	**3.59**	**-7.03**	**-2.13**	**-0.85**	**3.05**
MSCI Emerging Markets Index	-4.56	8.58	-4.90	-1.21	-0.57	2.64

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	19.2
Electronic Technology	15.4
Consumer Services	11.0
Retail Trade	9.2
Consumer Non-Durables	6.7
Technology Services	6.3
Producer Manufacturing	4.7
Consumer Durables	4.2
Sectors Less Than 4.2%	20.7
Cash and Other Net Assets	2.6

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	29.7
South Korea	12.0
Taiwan	8.1
South Africa	8.0
India	6.7
Brazil	5.7
Singapore	3.6
United States	3.5
11 Countries Less Than 3.5%	20.1
Cash and Other Assets	2.6

TOP TEN HOLDINGS

Company Name	% of Net Assets
Tencent Holdings, Ltd.	4.9
Samsung Electronics Co., Ltd.	4.7
Naspers, Ltd.	3.8
TAL Education Group, ADR	3.4
Shinhan Financial Group Co., Ltd.	3.4
iShares MSCI India ETF	3.3
NICE Systems, Ltd., ADR	3.1
China Construction Bank Corp.	3.1
Taiwan Semiconductor Co.	3.0
Alibaba Group Holding, Ltd., ADR	2.7
Total	35.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$6.9
Number of Holdings:	53
Wtd. Avg. Market Cap (Billions):	$64.2
Median Market Cap (Billions):	$18.2
Turnover Rate:	4.0 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of December 31, 2016

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)
U.S. Government Securities	**-1.19**	**0.69**	**1.44**	**0.97**	**3.20**	**5.45**	**2.31**
Bloomberg Barclays Intermediate Government Index	-2.18	1.05	1.58	1.04	3.42	5.63	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	50.0
FNMA Pass-Through	21.1
GNMA Pass-Through	12.9
FHLMC Pass-Through	9.1
U.S. Treasury/Federal Agy.	2.0
Asset-Backed	1.9
Cash & Other Net Assets	2.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$663.2
Average Maturity:	19.3 Years
Effective Duration:	1.2 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 48 years
Bryce A. Doty, CFA, 26 years
Mark H. Book, CFA, 30 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

Sit Quality Income Fund

As of December 31, 2016

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be 'A' or better.

INVESTMENT STYLE


Duration
Short
Interm
Long
High
Mid
Low
Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 48 years
Bryce A. Doty, CFA, 26 years
Mark H. Book, CFA, 30 years
Christopher M. Rasmussen, CFA, 16 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

	Annualized Returns				
	3 Month	1 Year	3 Year	Since Inception	30-Day SEC Yield(1)
Quality Income	**-0.10**	**0.79**	**0.40**	**0.44**	**1.37**
Bloomberg Barclays U.S. 1-3 Gov't/Credit Index	-0.39	1.28	0.90	0.84	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	36.4
Corporate Bonds	14.2
Asset-Backed (non-agency)	13.5
Mortgage Pass-Through (Agy.)	12.0
Taxable Municipal	7.8
CMO (non-agency)	6.2
Taxable Municipal (Agy-Backed)	3.6
Cash & Other Net Assets	6.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$73.2
Average Maturity:	5.9 Years
Effective Duration:	0.8 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of December 31, 2016

FUND PERFORMANCE (%)

	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
		Annualized Returns				
Tax-Free Income	**-3.88**	**0.64**	**6.22**	**4.71**	**3.98**	**5.21**
Bloomberg Barclays 5-Year Muni Index	-2.63	-0.39	1.73	1.79	3.74	5.07

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

30-Day SEC Yield	3.22

Tax-Equivalent 30-Day Yields

28.0% Tax Rate	4.47
36.8% Tax Rate	5.09
38.8% Tax Rate	5.26
43.4% Tax Rate	5.69

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	21.3
Single Family Mortgage	21.3
Other Revenue	11.3
Education/Student Loan	7.5
Insured	6.2
General Obligation	6.1
Investment Companies	5.4
Hospital / Health Care	4.1
Sectors Less Than 3.0%	8.0
Cash and Other Net Assets	8.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$154.8
Average Maturity:	16.5 Years
Duration to Estimated Avg. Life:	5.6 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 48 years
Paul J. Jungquist, CFA, 22 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

Sit Minnesota Tax-Free Income Fund

As of December 31, 2016

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 48 years

Paul J. Jungquist, CFA, 22 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**-3.72**	**0.14**	**4.45**	**3.44**	**4.05**	**4.71**
Bloomberg Barclays 5-Year Muni Bond Index	-2.63	-0.39	1.73	1.79	3.74	4.33

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

30-Day SEC Yield	3.11

Tax-Equivalent 30-Day Yields

33.65% Tax Rate	4.69
43.03% Tax Rate	5.46
44.83% Tax Rate	5.64
48.98% Tax Rate	6.10

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85% as applicable.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	21.2
Hospital / Health Care	17.4
Single Family Mortgage	16.0
Education/Student Loan	14.5
Municipal Lease	7.0
Other Revenue	5.8
Utility	4.8
General Obligation	4.0
Sectors Less Than 3.0%	8.9
Cash and Other Net Assets	0.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$508.8
Average Maturity:	16.8 Years
Duration to Estimated Avg. Life:	5.9 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.

The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Understanding Capital Gain Distributions • Elections Impact Financial Markets • Investment Outlook and Strategy Summary • Seasonal Mailing Address • 2017 Investment Seminars • Make and Keep a Financial Resolution This Year • 2016 Tax Information • Sit Mutual Funds Fourth Quarter 2016 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.
Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities.The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.
Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211.